--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                            AMWAY ASIA PACIFIC LTD.
                                (Name of Issuer)

                                NEW AAP LIMITED
                      (Names of Persons Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  G0352M 10 8
                     (CUSIP Number of Class of Securities)
                            ------------------------

                             CRAIG N. MEURLIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               AMWAY CORPORATION
                            7575 FULTON STREET EAST
                              ADA, MICHIGAN 49355
                                 (616) 787-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                            ------------------------

                                    COPY TO:
                            THOMAS C. DANIELS, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                            ------------------------

    This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) [sec. 240.13e-3(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION                                  AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------------
                   $152,971,740.00                                          $30,595.00

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $30,595.00     FILING PARTY: New AAP Limited

FORM OR REGISTRATION NO: SCHEDULE
  14D-1                                DATE FILED: November 18, 1999

                               Page 1 of 9 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 13E-3 (this "Schedule 13E-3") relates to a tender offer by New AAP Limited, a Bermuda corporation ("Purchaser"), to purchase all the outstanding shares of the Common Stock of Amway Asia Pacific Ltd., a Bermuda corporation (the "Company"), par value $.01 per share (the "Common Stock" or "Shares"), that are beneficially owned by the shareholders of the Company. The Offer is being made pursuant to the Tender Offer and Amalgamation Agreement (the "Amalgamation Agreement"), dated November 15, 1999, among the Company, Purchaser and Apple Hold Co., L.P., a limited partnership organized under the laws of Bermuda ("Hold Co."). Hold Co. is the parent of Purchaser and an entity controlled and beneficially owned, directly and indirectly, by the principal shareholders of the Company, along with certain corporations, trusts, foundations and other entities established by or for the benefit of the principal shareholders and their respective families. The Amalgamation Agreement provides for, among other things, Purchaser to first conduct the Offer and then for the Company and Purchaser to amalgamate, with the Company as the surviving company. The purchase price for each share of Common Stock will be $18.00 in cash (the "Purchase Price"). There will be deducted from the Purchase Price paid to each holder any U.S. backup or other applicable withholding taxes which may be required to be withheld. The Offer is for all Shares of the Company or any lesser number of Shares tendered and not withdrawn. The Offer will expire, unless extended, at 12:00 midnight, New York City time, on December 17, 1999. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1999 (the "Offer to Purchase"), and in a related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the Offer). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (d)(1) and (d)(2), respectively, hereto.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed by Purchaser with the Securities and Exchange Commission (the "Commission") on the date hereof, of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the Schedules and Annexes thereto.

                             CROSS REFERENCE SHEET

                   ITEM IN SCHEDULE 13E-3                       WHERE IN SCHEDULE 14D-1
                   ----------------------                       -----------------------
Item 1(a) - (c).............................................    Item 1 (a) - (c)
Item 1(d)...................................................    *
Item 1(e)...................................................    **
Item 1(f)...................................................    **
Item 2......................................................    Item 2
Item 3......................................................    Item 3
Item 4(a)...................................................    *
Item 4(b)...................................................    *
Item 5(a) - (f).............................................    Item 5
Item 5(g)...................................................    *
Item 6(a)...................................................    Item 4(a) - (b)
Item 6(b)...................................................    *
Item 6(c)...................................................    Item 4(a) - (b)
Item 6(d)...................................................    **
Item 7(a)...................................................    Item 5
Item 7(b) - (d).............................................    *
Item 8......................................................    *
Item 9......................................................    *
Item 10(a) - (b)............................................    Item 6
Item 11.....................................................    Item 7
Item 12.....................................................    *
Item 13(a)..................................................    *
Item 13(b) - (c)............................................    **
Item 14(a) - (b)............................................    *
Item 15(a)..................................................    **
Item 15(b)..................................................    Item 8
Item 16.....................................................    Item 10(f)
Item 17.....................................................    Item 11

---------------

*  The Item is located in the Schedule 13E-3 only.

** The Item is inapplicable or the answer thereto is in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) - (c) The response to Item 1(a) - (c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in "The Offer -- Market Information; Dividends and Dividend Policy" in the Offer to Purchase is incorporated herein by reference.

     (e) - (f) Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (g) This statement is being filed by Purchaser. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS.

     (a) - (b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth on the cover page of the Offer to Purchase and in "Introduction," "The Offer -- Number of Shares; Expiration and Extension of Offer," "The Offer -- Procedure for Tendering Shares," "The
Offer -- Withdrawal Rights," "The Offer -- Acceptance for Payment of Shares and Payment of Purchase Price," "The Offer -- Market Information; Dividends and Dividend Policy," "The Offer -- Certain Legal Matters; Regulatory Approvals," "The Offer -- Extension of Offer; Termination; Amendments," "The Offer -- Fees and Expenses" and "The Offer -- Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) - (e) The response to Item 5(a) - (e) of the Schedule 14D-1 is incorporated herein by reference.

     (f) The response to Item 5(g) of the Schedule 14D-1 is incorporated herein by reference.

     (g) Not applicable.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The response to Item 4(a) - (b) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in "The Offer -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

     (c) The response to Item 4(a) - (b) of the Schedule 14D-1 is incorporated herein by reference.

     (d) Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in "Special Factors -- Background of the Offer; Recommendation of the Special Committee and the Disinterested Directors; Reasons for the Recommendation; Opinion of Financial Advisor to the Special Committee," in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction," "Special
Factors -- Background of the Offer; Recommendation of the Special Committee and the Disinterested Directors; Reasons for the Recommendation; Opinion of Financial Advisor to the Special Committee," "Special Factors -- The Offer; Amalgamation and Related Transactions; Amalgamation Agreement," and "Special Factors -- Purpose of the Offer and Amalgamation; Other Transactions" in the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "The Offer -- Certain Effects of the Offer" and "The Offer -- U.S. Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) - (e) The information set forth in "Introduction," "Special
Factors -- Background of the Offer; Recommendation of the Special Committee and the Disinterested Directors; Reasons for the Recommendation; Opinion of Financial Advisor to the Special Committee," and "The Offer -- Position of Purchaser Regarding Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) - (c) The information set forth in "Special Factors -- Background of the Offer; Recommendation of the Special Committee and the Disinterested Directors; Reasons for the Recommendation; Opinion of Financial Advisor to the Special Committee" "The Offer -- Opinion of the Financial Advisor" and in
Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) The response to Item 6 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The response to Item 7 and Item 10 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The information set forth in "Introduction" and "The Offer -- Interests of Certain Persons" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Introduction" and "Special
Factors -- Background of the Offer; Recommendation of the Special Committee and the Disinterested Directors; Reasons for the Recommendation; Opinion of Financial Advisor to the Special Committee" in the Offer to Purchase is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) - (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth in "The Offer -- Certain Information Regarding AAP" and Schedule III to the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) Not applicable.

     (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)   (1)    Form of Senior Bank Financing Commitment Letter, among
             Purchaser, Hold Co., ALAP Hold Co., Ltd., N.A.J. Co., Ltd.,
             Amway Corporation and Morgan Guaranty Trust Company of New
             York, Tokyo Branch, dated November 15, 1999 (incorporated
             herein by reference to Exhibit (b)(1) of the Schedule 14D-1 of New AAP Limited filed with the Commission on November 18,
             1999 (the "Schedule 14D-1")).
      (2)    Form of Term Sheet Regarding the Credit Facility
             (incorporated herein by reference to Exhibit (b)(2) of the
             Schedule 14D-1).
(b)          Form of Fairness Opinion of Goldman, Sachs & Co., dated
             November 15, 1999.

(c)   (1)    Form of Tender Offer and Amalgamation Agreement, dated
             November 15, 1999 among the Company, Purchaser and Hold Co.
             (incorporated herein by reference to Exhibit (c)(1) of the
             Schedule 14D-1).
      (2)    Form of Shareholder and Voting Agreement, by and among
             Purchaser, Hold Co. and Certain Shareholders of the Company,
             dated as of November 15, 1999 (incorporated herein by
             reference to Exhibit (c)(2) of the Schedule 14D-1).
(d)   (1)    Form of Offer to Purchase, dated November 18, 1999
             (incorporated herein by reference to Exhibit (a)(1) of the
             Schedule 14D-1).
      (2)    Form of Letter of Transmittal (incorporated herein by
             reference to Exhibit (a)(2) of the Schedule 14D-1).
      (3)    Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) of the Schedule 14D-1).
      (4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees (incorporated herein by
             reference to Exhibit (a)(4) of the Schedule 14D-1).
      (5)    Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
             (incorporated herein by reference to Exhibit (a)(5) of the
             Schedule 14D-1).
      (6)    Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(6) of the Schedule
             14D-1).
      (7)    Form of Letter to the Company's Holders of Common Stock
             (incorporated herein by reference to Exhibit (a)(7) of the
             Schedule 14D-1).
      (8)    Form of Press Release "Amway Asia Pacific's Principal
             Shareholders to Commence Tender Offer for Outstanding Public
             Shares" issued by the Company and the Principal Shareholders on November 15, 1999 (incorporated herein by reference to
             Exhibit (a)(8) of the Schedule 14D-1).
      (9)    Form of Communications to Amway Distributors, dated November
             15, 1999 (incorporated herein by reference to Exhibit (a)(9)
             of the Schedule 14D-1).
     (10)    Form of Tender Offer Announcement to Amway Management and
             Employees, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(10) of the Schedule 14D-1).
     (11)    Form of Press Release "Amway Asia Pacific's Principal
             Shareholders Commence Tender Offer For Outstanding Public
             Shares" issued by the Company and the Public Shareholders on
             November 18, 1999 (incorporated herein by reference to
             Exhibit (a)(11) of the Schedule 14D-1).
     (12)    Form of Summary Advertisement published on November 18, 1999
             (incorporated herein by reference to Exhibit (a)(12) of the
             Schedule 14D-1).
     (13)    Form of Trustee Direction Form from the 401(k) Trustee
             (incorporated herein by reference to Exhibit (a)(13) of the
             Schedule 14D-1).
     (14)    Form of Letter to Participants of the 401(k) Plan
             (incorporated herein by reference to Exhibit (a)(14) of the
             Schedule 14D-1).
(e)          Not applicable.
(f)          Not applicable.
(g)          Consent of KPMG LLP (incorporated herein by reference to
             Exhibit (g) of the Schedule 14D-1).
(h)          Power of Attorney for Purchaser (incorporated herein by
             reference to Exhibit (h) of the Schedule 14D-1).

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1999                 NEW AAP LIMITED

                                         By: /s/ CRAIG N. MEURLIN
                                            ------------------------------------
                                             Name: Craig N. Meurlin
                                            Title: Vice President, Assistant
                                               Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)   (1)      Form of Senior Bank Financing Commitment Letter, among
               Purchaser, Hold Co., ALAP Hold Co., Ltd., N.A.J. Co., Ltd.,
               Amway Corporation and Morgan Guaranty Trust Company of New
               York, Tokyo Branch, dated November 15, 1999 (incorporated
               herein by reference to Exhibit (b)(1) of the Schedule 14D-1 of New AAP Limited filed with the Commission on November 18,
               1999 (the "Schedule 14D-1")).
      (2)      Form of Term Sheet Regarding the Credit Facility
               (incorporated herein by reference to Exhibit (b)(2) of the
               Schedule 14D-1).
(b)            Form of Fairness Opinion of Goldman, Sachs & Co., dated
               November 15, 1999.
(c)    (1)     Form of Tender Offer and Amalgamation Agreement, dated
               November 15, 1999 among the Company, Purchaser and Hold Co.
               (incorporated herein by reference to Exhibit (c)(1) of the
               Schedule 14D-1).
      (2)      Form of Shareholder and Voting Agreement, by and among
               Purchaser, Hold Co. and Certain Shareholders of the Company,
               dated as of November 15, 1999 (incorporated herein by
               reference to Exhibit (c)(2) of the Schedule 14D-1).
(d)   (1)      Form of Offer to Purchase, dated November 18, 1999
               (incorporated herein by reference to Exhibit (a)(1) of the
               Schedule 14D-1).
      (2)      Form of Letter of Transmittal (incorporated herein by
               reference to Exhibit (a)(2) of the Schedule 14D-1).
      (3)      Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) of the Schedule 14D-1).
      (4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (incorporated herein by
               reference to Exhibit (a)(4) of the Schedule 14D-1).
      (5)      Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees
               (incorporated herein by reference to Exhibit (a)(5) of the
               Schedule 14D-1).
      (6)      Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(6) of the Schedule
               14D-1).
      (7)      Form of Letter to the Company's Holders of Common Stock
               (incorporated herein by reference to Exhibit (a)(7) of the
               Schedule 14D-1).
      (8)      Form of Press Release "Amway Asia Pacific's Principal
               Shareholders to Commence Tender Offer for Outstanding Public
               Shares" issued by the Company and the Principal Shareholders on November 15, 1999 (incorporated herein by reference to
               Exhibit (a)(8) of the Schedule 14D-1).
      (9)      Form of Communications to Amway Distributors, dated November
               15, 1999 (incorporated herein by reference to Exhibit (a)(9)
               of the Schedule 14D-1).
     (10)      Form of Tender Offer Announcement to Amway Management and
               Employees, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(10) of the Schedule 14D-1).
     (11)      Form of Press Release "Amway Asia Pacific's Principal
               Shareholders Commence Tender Offer For Outstanding Public
               Shares" issued by the Company and the Public Shareholders on
               November 18, 1999 (incorporated herein by reference to
               Exhibit (a)(11) of the Schedule 14D-1).
     (12)      Form of Summary Advertisement published on November 18, 1999
               (incorporated herein by reference to Exhibit (a)(12) of the
               Schedule 14D-1).

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
     (13)      Form of Trustee Direction Form from the 401(k) Trustee
               (incorporated herein by reference to Exhibit (a)(13) of the
               Schedule 14D-1).
     (14)      Form of Letter to Participants of the 401(k) Plan
               (incorporated herein by reference to Exhibit (a)(14) of the
               Schedule 14D-1).
(e)            Not applicable.
(f)            Not applicable.
(g)            Consent of KPMG LLP (incorporated herein by reference to
               Exhibit (g) of the Schedule 14D-1).
(h)            Power of Attorney for Purchaser (incorporated herein by
               reference to Exhibit (h) of the Schedule 14D-1).